UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
May 2013 Up 12.7% Year over Year

Mexico City, June 5, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for May 2013 increased by 12.7% when compared to May 2012.

This announcement reflects comparisons between May 1 through May 31, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2012	May 2013	% Change
Cancún	379,134	409,037	7.9
Cozumel	7,119	6,432	(9.7)
Huatulco	31,690	33,578	6.0
Mérida	91,778	94,795	3.3
Minatitlán	10,798	12,464	15.4
Oaxaca	34,278	35,016	2.2
Tapachula	12,577	11,645	(7.4)
Veracruz	64,067	77,333	20.7
Villahermosa	76,474	79,976	4.6
Total Domestic	707,915	760,276	7.4

International
Airport	May 2012	May 2013	% Change
Cancún	724,077	856,424	18.3
Cozumel	25,679	26,392	2.8
Huatulco	1,208	3,242	168.4
Mérida	6,685	7,438	11.3
Minatitlán	415	691	66.5
Oaxaca	3,541	4,242	19.8
Tapachula	677	560	(17.3)
Veracruz	8,207	7,615	(7.2)
Villahermosa	4,532	4,652	2.6
Total International	775,021	911,256	17.6

ASUR Page 1 of 2

Total
Airport	May 2012	May 2013	% Change
Cancún	1,103,211	1,265,461	14.7
Cozumel	32,798	32,824	0.1
Huatulco	32,898	36,820	11.9
Mérida	98,463	102,233	3.8
Minatitlán	11,213	13,155	17.3
Oaxaca	37,819	39,258	3.8
Tapachula	13,254	12,205	(7.9)
Veracruz	72,274	84,948	17.5
Villahermosa	81,006	84,628	4.5
ASUR Total	1,482,936	1,671,532	12.7

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 5, 2013